310 Goddard, Suite 150

Irvine, CA 92618

tel. 949.753.0624

fax 949.753.1504

www.combimatrix.com

October 7, 2011

VIA FEDERAL EXPRESS	SECOND RESPONSE TO COMMENTS REGARDING REGISTRATION STATEMENT ON FORM S-3

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Mumford and Geoff Kruczek

Re:	CombiMatrix Corporation (the “Company”)
Registration Statement on Form S-3
Filed August 17, 2011
File No. 333-176372

Ladies and Gentlemen:

We are in receipt of the additional comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 28, 2011 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Form S-3”) filed by CombiMatrix Corporation (the “Company”).  The numbered responses set forth below contain each of the Staff’s comments highlighted in bold type, and correspond to the numbered comments contained in the SEC Comment Letter.

Comment No. 1:

Exhibits

1.                                      We note your response to our prior comment 1.  It is unclear how, by registering the offering of debt securities, you are able to rely on the exemptions from qualifying an indenture contained in Section 304(a)(4) and 304(b) given the nature of those exemptions.  Please expand your response accordingly.

Response to Comment No. 1:

The Company notes the Staff’s Comment and has instead amended footnote (1) under the “Calculation of Registration Fee” table in the Form S-3 to add the following language at the end thereof:

“The foregoing notwithstanding, the only debt securities being offered pursuant to this registration statement shall be debt securities that are exempt from the Trust Indenture Act of 1939 pursuant to Section 304(a)(8) thereof, and the aggregate maximum offering price of all debt securities issued in any given 12-calendar month period pursuant to this registration statement relying on Section 304(a)(8) of the Trust Indenture Act of 1939 may not exceed $5,000,000.”

*   *   *

Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1447 or Scott Burell at the Company at (949) 753-0624 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Thank you very much for your assistance in this matter.

Very truly yours,

COMBIMATRIX CORPORATION

/s/ SCOTT R. BURELL
Scott R. Burell
Chief Financial Officer

cc: Parker Schweich, Esq.